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                                                                 EXHIBIT (a)(12)

      Compuware Extends Tender Offer for Viasoft, Inc. to November 5, 1999

FARMINGTON HILLS, Mich., Oct. 29 /PRNewswire/ -- Compuware Corporation (Nasdaq:
CPWR) announced today that Compuware and Viasoft, Inc. have agreed to extend the offer of CV Acquisition, Inc., a wholly owned merger subsidiary of Compuware, to purchase all outstanding shares of common stock of Viasoft for $9.00 per share until 11:59 p.m., New York City time, on Friday, November 5, 1999. This tender offer is being made pursuant to an Agreement and Plan of Merger between Compuware and Viasoft, Inc. (Viasoft) dated July 14, 1999, as amended. As a consequence of the extension of the expiration date, holders of Viasoft common stock may tender or withdraw shares until 11:59 p.m., New York City time, on Friday, November 5, 1999, unless the offer is further extended. The offer was previously scheduled to expire on October 29, 1999.

Based on the latest count of tendered shares, approximately 16,008,334 shares of Viasoft common stock, or approximately 89 percent of common shares outstanding, have been validly tendered and not withdrawn pursuant to the tender offer.

Compuware and Viasoft announced the extension after the Department of Justice
(DOJ) indicated it would serve Compuware with a lawsuit on Friday, October 29, 1999. The suit signals the DOJ's intention to block Compuware's planned acquisition of Viasoft. At this time, Compuware and Viasoft remain committed to the completion of the merger.

"We are currently in the process of reviewing our options with counsel," said Peter Karmanos, Jr., Compuware Chairman and CEO. "The Department's press release completely mischaracterizes the marketplace for our software products. The DOJ has made it clear they don't understand what our products do or the dynamics of the mission-critical software marketplace. Unfortunately, they've compounded their error by choosing to file this lawsuit."

Compuware Corporation
Compuware productivity solutions help 14,000 of the world's largest corporations more efficiently maintain and enhance their most critical business applications. Providing immediate and measurable return on information technology investments, Compuware products and services improve quality, lower costs and increase the speed at which systems can be developed, implemented and supported. Compuware employs approximately 15,000 information technology professionals worldwide. With trailing 12-month revenues of more than $1.9 billion, Compuware is a world leader in the practical implementation of enterprise and e-commerce solutions. For more information about Compuware, please contact the corporate offices at 800-521-9353. You may also visit Compuware on the World Wide Web at www.compuware.com.

Viasoft, Inc.
Headquartered in Phoenix, Ariz., Viasoft provides sales and professional services through regional offices in the United States, Canada, Australia, Europe and a growing network of international subsidiaries, distributors and resellers. For more information on Viasoft's services and technologies, please visit the company's World Wide Web site at www.viasoft.com.

/CONTACT: Christopher M.F. Norris, Director, Corporate Communications of Compuware Corporation, 248-737-7506; or Mark Schonau, Senior Vice President of Finance & Administration of Viasoft, Inc., 602-808-1090/